SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Disclosure of projections

Rio de Janeiro, February 18, 2026 – Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company” or “AXIA Energia”), in the context of the presentation of the results for the fourth quarter of 2025, the Company hereby informs the following projection:

▪  New investment level for fiscal years 2026 and 2027: R$12 to R$14 billion

The projection is based on the R$ 9.6 billion invested in 2025 and incorporates the expected increase in transmission investments, including contracted contributions resulting from the Company’s active participation in auctions, as well as the anticipated acceleration of reinforcement and improvement projects in 2026 and 2027. It also includes amounts allocated to the modernization and strengthening of the resilience of generation assets.

This document may contain estimates and projections that do not represent past facts but reflect the beliefs and expectations of the Company’s management, including the projections disclosed herein, and may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such estimates and projections are based on assumptions and are subject to risks, uncertainties, and factors beyond AXIA Energia’s control, including, among others, macroeconomic, regulatory, operational, and market conditions, as well as other risks described in the annual reports and other documents filed with the CVM and the SEC. These estimates and projections speak only as of the date they were made, and the Company undertakes no obligation to update or revise them as a result of new information, future events, or otherwise. Accordingly, such projections do not constitute a promise, guarantee, or assurance of future performance, and AXIA Energia’s actual results may differ materially from those expressed or implied herein; investors should not rely exclusively on the information contained in this document.

Eduardo Haiama

Chief Financial Officer and Investor Relations Officer

Centrais Elétricas Brasileira S/A 00.001.180/0001-26	Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.